SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GIGOPTIX, INC.

(Name of Subject Company (Issuer))

GIGOPTIX, INC. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37517Y103

(CUSIP Number of Class of Securities)

Dr. Avi Katz

President and Chief Executive Officer

GigOptix, Inc.

130 Baytech Drive

San Jose, CA 95134

(408) 522-3100

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jeffrey C. Selman, Esquire Crowell & Moring LLP 275 Battery Street, 23rd Floor San Francisco, CA 94111 (415) 986-2800	Kelly G. Howard, Esquire Crowell & Moring LLP 1001 Pennsylvania Avenue, NW Washington, D.C. 20004 (202) 624-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,000,000	$229.20

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the offer to purchase for not more than $2,000,000 in aggregate of up to 701,754 shares of common stock, $0.001 par value, at the minimum tender offer price of $2.85 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 3 for fiscal year 2012, equals $114.60 per $1,00,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $229.20	Filing Party: GigOptix, Inc.
Form of Registration No.: SC TO-I	Date Filed: March 28, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by GigOptix, Inc., a Delaware corporation (“GigOptix,,” the “Company” or “our”) with the Securities and Exchange Commission (the “SEC”) on March 28, 2012, which relates to the offer by GigOptix to purchase up to $2.0 million in value of shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $3.10 nor less than $2.85 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2012 (the “Offer to Purchase”) as amended and restated by the Amended Offer to Purchase, dated April 16, 2012 and in the related Letter of Transmittal, as amended and restated by the Amended Letter of Transmittal, copies of which are attached to this Amendment No. 1 to Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO, as amended by this Amendment No. 1, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.

The information in the Amended Offer to Purchase and the related Amended Letter of Transmittal, copies of which are filed with this Amendment No. 1 to Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 in the Tender Offer Statement on Schedule TO, as amended.

Item 1.	Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Amended Offer to Purchase, a copy of which is filed with this Amendment No. 1 to Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference. The amendment to the Offer, as reflected in the Amended Offer to Purchase, (i) extends the time of the expiration of the Offer to 11:59 p.m., New York City time, on Tuesday, April 24, 2012, and (ii) revises the date on which withdrawal of those shares tendered but not yet accepted for payment remains available until 11:59 p.m. on Tuesday, May 22, 2012. All other terms of the Offer remain unchanged from the Offer to Purchase.

Item 4.	Terms of the Transaction.

(a) Material Terms: Item 4 of Schedule TO is hereby amended and supplemented to (i) extend the time of the expiration of the Offer to 11:59 p.m., New York City time, on Tuesday, April 24, 2012, (ii) revise the date on which the withdrawal of those shares tendered but not yet accepted for payment remains available until 11:59 p.m. on Tuesday, May 22, 2012 and (iii) provide more information on the condition of the Offer related to the Company’s proposed listing on NYSE Amex, including providing more detailed information on the Company’s public float.

Item 12.	Exhibits.

(a)(1)(A) Amended Offer to Purchase

(a)(1)(B) Amended Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(C) Amended Notice of Guaranteed Delivery

(a)(1)(D) Amended Letter To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E) Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(2)-(4) Not Applicable

(a)(5)(i)* Press Release, dated March 28, 2012

(a)(5)(ii)* Summary Advertisement, dated March 28, 2012

(b) None

(d)(1) Agreement and Plan of Merger, dated as of November 9, 2009, among GigOptix, Inc., Ahoy Acquisition Corporation and ChipX, Incorporated. Filed previously with the Registrant’s Current Report on Form 8-K filed on November 10, 2009.

(d)(2) Agreement and Plan of Merger, dated as of February 4, 2011, among GigOptix, Inc., Aerie Acquisition Corporation and Endwave Corporation. Filed previously with the Registrant’s Current Report on Form 8-K filed on February 7, 2011.

(d)(3) Form of Certificate representing the Common Stock, par value $0.001 per share, of the Registrant. Filed previously with the Registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on October 24, 2008, SEC File No. 333-153362.

(d)(4) Form of Warrant in connection with the Loan and Security Agreement, dated as of November 12, 2009, by and between GigOptix, Inc. and Bridge Bank, N.A. Filed previously with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 31, 2010.

(d)(5) Warrant issued by GigOptix, Inc. to Bridge Bank, N.A. on April 7, 2010 in connection with the Loan and Security Agreement. Filed previously with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 3, 2011.

(d)(6) Warrant for 500,000 shares of GigOptix common stock at $2.60 per share, dated April 8, 2011 between GigOptix, Inc. and the DBSI Liquidating Trust. Filed previously with the Registrant’s Current Report on Form 8-K filed on April 8, 2011.

(d)(7) Warrant for 500,000 shares of GigOptix common stock at $3.00 per share, dated April 8, 2011 between GigOptix, Inc. and the DBSI Liquidating Trust. Filed previously with the Registrant’s Current Report on Form 8-K filed on April 8, 2011.

(d)(8) Rights Agreement, dated as of December 16, 2011, between GigOptix, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including the Summary of Rights as Exhibit A, the Form of Rights Certificate as Exhibit B and the Certificate of Designation of Series A Junior Preferred Stock as Exhibit C. Filed previously with the Registrant’s Registration Statement on Form 8-A filed on December 2011, SEC File No. 000-54572.

(d)(9) 2000 Stock Option Plan of Lumera Corporation. Filed previously with Amendment No. 1 to Lumera Corporation’s Registration Statement on Form S-1 filed on June 24, 2004.

(d)(10) GigOptix, Inc. Amended and Restated 2008 Equity Incentive Plan. Filed previously as Appendix A to the Registrant’s Proxy Statement on Schedule 14-A filed on September 29, 2011, SEC File No. 333-153362.

(d)(11) 2004 Equity Incentive Plan of Lumera Corporation. Filed previously with Amendment No. 1 to Lumera Corporation’s Registration Statement on Form S-1 filed on June 24, 2004.

(d)(12) 2007 GigOptix LLC Equity Incentive Plan. Filed previously with the Registrant’s Registration Statement on Form S-4 filed on September 8, 2008, SEC File No. 333-153362.

(d)(13) Amendment to 2000 Stock Option Plan of Lumera Corporation. Filed previously with Amendment No. 1 to Lumera Corporation’s Registration Statement on Form S-1 filed on June 24, 2004.

(d)(14) Form of Employment Agreement to be entered into between the Company and its executive officers. Filed previously with the Registrant’s 8-K filed on February 11, 2009.

(d)(15) Form of Incentive Stock Option Award Agreement. Filed previously with the Registrant’s Current Report on Form 8-K filed on March 17, 2009.

(d)(16) Form of Nonstatutory Stock Option Award Agreement. Filed previously with the Registrant’s Current Report on Form 8-K filed on March 17, 2009.

(d)(17) Registration Rights Agreement, dated June 30, 2010, by and between GigOptix, Inc. and James R. Zazzali, as trustee for the Chapter 11 debtors in the matter In re: DBSI, Inc., et al., Case No. 08-12687, pends in the United States Bankruptcy Court for the District of Delaware. Filed previously with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 3, 2011.

(d)(18) Amendment to Registration Rights Agreement dated January 11, 2011, by and between GigOptix, Inc. and Conrad Myers, as Liquidating Trustee for the DBSI Liquidating Trust, as successor-in-interest to the Chapter 11 Debtors the matter In re: DBSI, Inc., et al., Case No. 08-12687, filed in the United States Bankruptcy Court for the District of Delaware. Filed previously with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 3, 2011.

(d)(19) Settlement Agreement and Release, dated April 8, 2011 between Conrad Myers as Liquidating Trustee of the DBSI Liquidating Trust, James R. Zazzali as Trustee of the DBSI Estate Litigation Trust, GigOptix, Inc., GigOptix LLC and Joerg Wieland. Filed previously with the Registrant’s Current Report on Form 8-K filed on April 8, 2011.

(d)(20) Amended and Restated Employment Agreement by and between the Company and Dr. Katz, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(21) Amended and Restated Employment Agreement by and between the Company and Mr. Sacks, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(22) Amended and Restated Employment Agreement by and between the Company and Mr. Betti-Berutto, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(23) Amended and Restated Employment Agreement by and between the Company and Ms. Tipton, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(24) Amendment of Award for Ms. Tipton, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(25) Form of Restricted Stock Unit Notice of Grant and Agreement. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(26) Form of Amendment of Award for Directors, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(g) None

(h) None

*	Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by GigOptix, Inc. with the Securities and Exchange Commission on March 28, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GIGOPTIX, INC.

/s/ Curt Sacks

Name: Curt Sacks Title: Chief Financial Officer

Date: April 16, 2012

EXHIBIT INDEX

(a)(1)(A) Amended Offer to Purchase

(a)(1)(B) Amended Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(C) Amended Notice of Guaranteed Delivery

(a)(1)(D) Amended Letter To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E) Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(2)-(4) Not Applicable

(a)(5)(i) Press Release, dated March 28, 2012

(a)(5)(ii) Summary Advertisement, dated March 28, 2012

(b) None

(d)(1) Agreement and Plan of Merger, dated as of November 9, 2009, among GigOptix, Inc., Ahoy Acquisition Corporation and ChipX, Incorporated. Filed previously with the Registrant’s Current Report on Form 8-K filed on November 10, 2009.

(d)(2) Agreement and Plan of Merger, dated as of February 4, 2011, among GigOptix, Inc., Aerie Acquisition Corporation and Endwave Corporation. Filed previously with the Registrant’s Current Report on Form 8-K filed on February 7, 2011.

(d)(3) Form of Certificate representing the Common Stock, par value $0.001 per share, of the Registrant. Filed previously with the Registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on October 24, 2008, SEC File No. 333-153362.

(d)(4) Form of Warrant in connection with the Loan and Security Agreement, dated as of November 12, 2009, by and between GigOptix, Inc. and Bridge Bank, N.A. Filed previously with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 31, 2010.

(d)(5) Warrant issued by GigOptix, Inc. to Bridge Bank, N.A. on April 7, 2010 in connection with the Loan and Security Agreement. Filed previously with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 3, 2011.

(d)(6) Warrant for 500,000 shares of GigOptix common stock at $2.60 per share, dated April 8, 2011 between GigOptix, Inc. and the DBSI Liquidating Trust. Filed previously with the Registrant’s Current Report on Form 8-K filed on April 8, 2011.

(d)(7) Warrant for 500,000 shares of GigOptix common stock at $3.00 per share, dated April 8, 2011 between GigOptix, Inc. and the DBSI Liquidating Trust. Filed previously with the Registrant’s Current Report on Form 8-K filed on April 8, 2011.

(d)(8) Rights Agreement, dated as of December 16, 2011, between GigOptix, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including the Summary of Rights as Exhibit A, the Form of Rights Certificate as Exhibit B and the Certificate of Designation of Series A Junior Preferred Stock as Exhibit C. Filed previously with the Registrant’s Registration Statement on Form 8-A filed on December 2011, SEC File No. 000-54572.

(d)(9) 2000 Stock Option Plan of Lumera Corporation. Filed previously with Amendment No. 1 to Lumera Corporation’s Registration Statement on Form S-1 filed on June 24, 2004.

(d)(10) GigOptix, Inc. Amended and Restated 2008 Equity Incentive Plan. Filed previously as Appendix A to the Registrant’s Proxy Statement on Schedule 14-A filed on September 29, 2011, SEC File No. 333-153362.

(d)(11) 2004 Equity Incentive Plan of Lumera Corporation. Filed previously with Amendment No. 1 to Lumera Corporation’s Registration Statement on Form S-1 filed on June 24, 2004.

(d)(12) 2007 GigOptix LLC Equity Incentive Plan. Filed previously with the Registrant’s Registration Statement on Form S-4 filed on September 8, 2008, SEC File No. 333-153362.

(d)(13) Amendment to 2000 Stock Option Plan of Lumera Corporation. Filed previously with Amendment No. 1 to Lumera Corporation’s Registration Statement on Form S-1 filed on June 24, 2004.

(d)(14) Form of Employment Agreement to be entered into between the Company and its executive officers. Filed previously with the Registrant’s 8-K filed on February 11, 2009.

(d)(15) Form of Incentive Stock Option Award Agreement. Filed previously with the Registrant’s Current Report on Form 8-K filed on March 17, 2009.

(d)(16) Form of Nonstatutory Stock Option Award Agreement. Filed previously with the Registrant’s Current Report on Form 8-K filed on March 17, 2009.

(d)(17) Registration Rights Agreement, dated June 30, 2010, by and between GigOptix, Inc. and James R. Zazzali, as trustee for the Chapter 11 debtors in the matter In re: DBSI, Inc., et al., Case No. 08-12687, pends in the United States Bankruptcy Court for the District of Delaware. Filed previously with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 3, 2011.

(d)(18) Amendment to Registration Rights Agreement dated January 11, 2011, by and between GigOptix, Inc. and Conrad Myers, as Liquidating Trustee for the DBSI Liquidating Trust, as successor-in-interest to the Chapter 11 Debtors the matter In re: DBSI, Inc., et al., Case No. 08-12687, filed in the United States Bankruptcy Court for the District of Delaware. Filed previously with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 3, 2011.

(d)(19) Settlement Agreement and Release, dated April 8, 2011 between Conrad Myers as Liquidating Trustee of the DBSI Liquidating Trust, James R. Zazzali as Trustee of the DBSI Estate Litigation Trust, GigOptix, Inc., GigOptix LLC and Joerg Wieland. Filed previously with the Registrant’s Current Report on Form 8-K filed on April 8, 2011.

(d)(20) Amended and Restated Employment Agreement by and between the Company and Dr. Katz, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(21) Amended and Restated Employment Agreement by and between the Company and Mr. Sacks, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(22) Amended and Restated Employment Agreement by and between the Company and Mr. Betti-Berutto, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(23) Amended and Restated Employment Agreement by and between the Company and Ms. Tipton, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(24) Amendment of Award for Ms. Tipton, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(25) Form of Restricted Stock Unit Notice of Grant and Agreement. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(d)(26) Form of Amendment of Award for Directors, dated as of March 27, 2012. Filed previously with Registrant’s Form 8-K filed on March 28, 2012.

(g) None

(h) None

*	Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by GigOptix, Inc. with the Securities and Exchange Commission on March 28, 2012.